UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about the delisting of its shares from Argentine stock exchange

Rio de Janeiro, October 4, 2019 - Petróleo Brasileiro SA - Petrobras informs, in addition to the press release issued on August 9, 2019, that the Comisión Nacional de Valores (CNV), the Argentine capital market regulator, has authorized the withdrawal of its shares from the public offering regime, exempting the company from promoting a public offering for the acquisition of shares in accordance with CNV General Resolution 779.

In accordance with the rules in force in Argentina, Petrobras has established that the withdrawal of the public offering regime will take place on November 4, 2019, so that at 5 pm on that date, Petrobras shares will no longer have a public offering in Argentina, this being the last trading day in that market.

After this date, Petrobras shareholders in Argentina will be able to keep their shares deposited in the Caja de Valores (Argentine market custody agent) or sell them in the markets where Petrobras shares are still traded.

During the 4 months after the delisting argentine shareholders may use BBVA Banco Francés S.A. (BBVA) to advise them on the sale of their shares on the Brazilian stock exchange (B3) with no brokerage costs for the argentine shareholders. Said cost will be paid by Petrobras for the 4 months-period aforementioned.

After this period, BBVA's advisory services will continue to be available to argentine shareholders for an additional 6 months, but the brokerage cost of 0.40% of the sale price of the shares shall be paid by the investor himself.

For more information on the sale facility available to Argentine investors, please contact BBVA Inversiones at +54 11 4346 4600 or inversiones-arg@bbva.com.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 04, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer